

Mail Stop 3561

October 14, 2008

Mr. William T. Foley
President
ESCO, Inc.
10330 Regency Parkway Dr., Suite 100
Omaha, NE 68114

> **Re: ESCO, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 0-51929**

Dear Mr. Foley:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

       Sincerely,

       William Thompson
       Accounting Branch Chief